 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Schrager, Ronald E (Last) (First) (Middle) 760 N.W. 107th Avenue (Street) Miami, FL 33172 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LNR Property Corporation 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year) 08/20/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	N/A		N/A /	/ N/A /	298	I	By Savings Plan
Common Stock	08/20/02		X /	6,577 / (A) / $13.54		D
Common Stock	08/20/02		X /	10,098 / (A) / $17.3125		D
Common Stock	08/20/02		S /	10,098 / (D) / $35.28	20,966	D
Restricted Common Stock (1)	N/A		N/A /	/ N/A /	37,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) (A) or (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) / (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities Beneficially Owned at End of Month (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Options	13.54	8/20/2002		X/	6,577 (D)	10-31-97/09-30-02	Common Stock Options / 0	N/A	-	D
Common Stock Options	24.8125	N/A		N/A/	N/A	10-31-98/10-30-07	Common Stock Options / 37,500	N/A	37,500	D
Common Stock Options	17.3125	8/20/2002		X/	10,098 (D)	01-01-99/12-14-07	Common Stock Options / 16,152	N/A	16,152	D
Common Stock Options	18.15625	N/A		N/A/	N/A	01-28-01/01-27-10	Common Stock Options / 10,000	N/A	10,000	D
Common Stock Options	26.84375	N/A		N/A/	N/A	01-17-02/01-16-11	Common Stock Options / 10,000	N/A	10,000	D
Common Stock Options	31.30	N/A		N/A/	N/A	01-02-03/01-01-12	Common Stock Options / 10,000	N/A	10,000	D
Stock Purchase Agreement (2)	28.80	N/A		N/A/	N/A	04-01-03/04-01-06	Stock Purchase Agreement / 11,631	N/A	11,631	D
Stock Purchase Agreement (3)	36.00	N/A		N/A/	N/A	04-01-03/04-01-07	Stock Purchase Agreement / 6,123	N/A	6,123	D
Explanation of Responses:

FOOTNOTES: (1) Represents shares of restricted stock. The shares vested with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares. (2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Schrager will make purchases of LNR common stock. These purchases will total 11,631 shares. (3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Schrager will make purchases of LNR common stock. These purchases will total 6,123 shares.

By: /s/ Ronald E. Schrager 9/3/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure